A global, searchable, **company and industry-specific video and audio sharing platform**
with congruent and relevant results, connecting companies to the world.



Because an alternative does not exist…

Investor Contact
David N. Baker, CEO
dnb@issuerpixel.com
(415) 297-4749

How We Win

Watch Our Video Here

➢ **Last Mover Advantage:** Issuer Pixel wins by attacking a large market with a unique approach - potential competitors have not signaled entry or awareness of this market.

➢ **Network Effect:** Issuer Pixel wins by having millions of issuers and users on the platform – more platform users creates higher enterprise value.

➢ **Rapid Scaling:** Issuer Pixel wins by having standard-fixed costs and very-low marginal costs, giving our platform scalability and positioning for global expansion.

➢ **Future Value:** Issuer Pixel wins by building a platform for longevity - greatest cash flows come from future growth.

Video and Audio Content Is Growing Rapidly

➤ **59%** of executives would rather watch a video than read text - *Worldstream*

➤ **81%** of businesses use video as a marketing tool, up from 63% over the last year - *Hubspot*

➤ **By 2022**, online videos will make up more than **82%** of all consumer internet traffic, 15 times higher than it was in 2017 - *Cisco*



Problem: Issuers

➢ A video and audio platform, for company content only, does not exist.

➢ Issuers have difficulty being found by investors, partners, and suitors globally, including micro/small/mid-cap public, private, venture stage, foreign, and cryptocurrency issuers.

➢ Most issuers do not have a structure to organize their external facing video and audio content: including Fortune 500 companies.

➢ Issuers do not have an economic way to drive investors, partners, and suitors to their business, website, crowdfunding platform, or traded security.

➢ Investor relations firms can utilize our issuer-specific video and audio sharing platform to be more effective at generating investment community visibility for their client companies.



Issuer

Problem: Investment Community

➢ Investors, partners, and suitors have difficulty identifying issuers globally and finding relevant video content: including micro/small/mid-cap public, private, venture stage, foreign, and cryptocurrency issuers.

➢ Investors do not have a centralized platform or library to efficiently find video content by company Industry, Sector, Group or at any Product/Service level within an industry.

➢ Conducting onsite diligence on an issuer is expensive and timely due to travel.

➢ SEC and corporate reporting standardizes available information, compared to the uniqueness of video content

➢ Analysts cannot quickly and accurately identify exact competitors **within an industry taxonomy** at a granular level for comparative analysis (quantitative and qualitative).



Investor

Problem: YouTube and Google Video Use Cases

Disparate and Irrelevant Results Regarding Issuers and Sectors

Situation

An investor, partner, or suitor is interested in video and audio content of companies that produce turbofans for jets. The investor searches desired content on YouTube and Google Video.

Issuer-Specific Problem

YouTube and Google Video is not issuer-specific and returns a variety of **dated** video and audio content. Minimal content relates to issuers *(i.e. Pratt & Whitney),* but most results are non-issuer related *(educational material*).

Industry & Size Problem

Micro/small/mid-cap public, private, venture stage, and foreign turbofan companies and sectors do not populate in the search results or are extremely hard to find *(i.e Powerjet, Kilmov).*


Turbofan Jet Companies
Pratt & Whitney's Geared Turbofan™ Engine Revolutionizing Aviation
72K views • 4 years ago
Pratt & Whitney
Pratt & Whitney's Geared Turbofan engine is revolutionizing modern flight as the most efficient, quietest, most sustainable engine ...
4:19
Jet Engine, How it works ?
11M views • 5 years ago
Learn Engineering
Help us to make future videos for you. Make LE's efforts sustainable. Please support us at Patreon ...
CC
5:21
Turbojet or Turbofan - Turbine Engines : A Closer Look
54K views • 9 years ago
AgentJayZ
Following last week's review, we take a closer look at the various typres of large gas turbine engines and how they are modified ...
9:24
How does an engine work
5.5M views • 6 years ago
Safran

Problem: Dailymotion Use Case

Disparate and Irrelevant Results Regarding Issuers and Sectors

Situation

An investor, partner, or suitor is interested in video and audio content of companies that produce Acetaminophen. The investor searches desired content on Dailymotion.

Issuer-Specific Problem

Dailymotion is not issuer-specific and returns a variety of dated video and audio content. Minimal content relates to issuers and most results are non-issuer related (*news and educational material*).

Industry & Size Problem

Micro/small/mid-cap public, private, venture stage, and foreign acetaminophen companies and sectors do not populate in the search results or are extremely hard to find.



dailymotion
Acetaminophen companies
Videos
Channels
Playlists
41 results for Acetaminophen companies
0:56
A RISKY PAIN RELIEVER
Acetaminophen Linked to Risk-Taking Behavior
Amaze Lab
4 months ago | 3 views
1:10
Mother's Acetaminophen Use During Pregnancy May Increase Risk Of Behavioral Problems In Kids
Geo Beats
4 years ago
31 views
1:18
newsbreaker
Study Finds Acetaminophen Dulls Senses Including Joy and Happiness
Newsbreaker on Ora.tv
6 years ago
18 views
1:14
TYLENOL
Acetaminophen
Acetaminophen Shown To Temper Positive Emotions
Geo Beats
6 years ago
10 views

Solution

A global, searchable, **company and industry-specific video and audio sharing platform** with congruent and relevant results, connecting companies to investors, partners, and suitors for awareness, shareholder sponsorship, and virtual due diligence



Issuer





Investor

Companies Upload Video and Audio Content

Investors/Partners/Suitors/ Search Video and Audio Content

Issuers need a global, scalable company-specific video and audio platform to create and amplify awareness for investment sponsorship, fundraising opportunities and economically efficient access to investors.

Investors need a global, company-specific video and audio platform to easily identify all issuers *(including micro/small/mid-cap public, private, venture stage, foreign, and cryptocurrency issuers) and sectors of interest* and completely obviate onsite diligence time and cost.


File Edit View History Bookmarks Tools Help
IssuerPixel
https://issuerpixel.com
ISSUER PIXEL
Home
Screener
FAQ
Contact US
Issuer Login / Signup
Industry
Company Characteristics
Video Criteria
Audio Criteria
Fundementals
Market
Technical
Social
All
Industry
Aerospace
Sector
Military
Sub-Sector
Helicopters
Group
Attack Helicopters
Sub-Group
Manufacturer
Echelon
Systems
Sub-Echelon
Tier
Sub-Tier
Layer
Sub-Layer
Deck
Sub-Deck
Floor
Sub-Floor
Basement
Sub-Basement
Mine
Industry
AEROSPACE
Sector
MILITARY
Sub - Sector
HELICOPTERS
Group
ATTACK HELICOPTERS
Sub - Group
MANUFACTURER
Echelon
SYSTEMS
FILTERS APPLIED:
Echelon
Public Company
Country : USA
Number of Employees: 100-1000
Public Trading and Reporting
Conglomerate: Yes
Product Patents
NASDAQ
Company Overview
search current results
SORT BY:
publish date
Advanced Tech
13.3k views | 8 months ago
DATABASE SYSTEMS INC
Boards Line Productions
13.3k views | 8 months ago
DATABASE SYSTEMS
How It's made
13.3k views | 8 months ago
DATABASE SYSTEMS
Testing Videos
13.3k views | 8 months ago
DATABASE SYSTEMS



Aerospace
Miltary
Civil
Reconnaissance/ Surveillance
Refueling
Training/ Trainers
Transport
Unmanned Aerial Vehicles
Bombers
Fighters
Helicopters
Attack Helicopter
Transport Helicopter
Observation Helicopter
Utility Helicopter
Maritime Helicopter
Multi-Role Helicopter
Search & Rescue Helicopter
Manufacturer
Design & Engineering
Maintenance, Repair and Overhaul
Testing
Certification
OEM
Components
Systems
Software
Hardware
Physical
Mechanical
Electronic
GENERIC COMPANY
GENERIC COMPANY
XCORP
ABC
GENERIC COMPANY
Advanced Tech
13.3k views | 8 months ago
DATABASE SYSTEMS INC
Boards Line Productions
13.3k views | 8 months ago
DATABASE SYSTEMS
How It's made
13.3k views | 8 months ago
DATABASE SYSTEMS
Testing Videos
13.3k views | 8 months ago
DATABASE SYSTEMS

Issuer Pixel proprietary, patent pending technology for the hierarchically indexed and cross indexed organization of video and audio content.

Key Investor

"Issuer Pixel is the perfect solution amidst the growing trend of companies looking to provide video-based content in order to connect and provide information to their investors, partners, and customers. There is tremendous value in having content organized in a logical methodology for users, thereby allowing it to reach the target audience."



Steve Shum
CEO
INVO Bioscience, Inc.
(NASDAQ: INVO)
Investor

Platform Benefits: **Issuers**

➢ Unique video and audio database creates investment community visibility for public and private companies: No other issuer-specific video and audio database is in existence.

➢ Scalable, global, and cost-effective exposure for all issuers utilizing video and audio content.

➢ Multiple searchable attributes enables investors to easily find issuers, as opposed to other video/audio platforms that are not issuer-specific.

➢ Drive investors, partners, and suitors to their business, website, crowdfunding platform, or traded security.

➢ Communicate with buy-side, sell-side and strategic partners, providing issuers with investment sponsorship, fundraising opportunities and economically efficient access to investors.



Issuer

Platform Benefits: Investors, Partners, and Suitors

➢ Search companies and sectors with congruent and relevant results.

➢ Reduce diligence time and eliminate travel expenses by watching issuer videos/audio to truly understand the company and management.

➢ Identify and conduct diligence on companies based upon video and audio content types, qualitative company attributes, and over one-million industry criteria.

➢ Communicate with company executives giving investors, partners, and suitors, on-demand access to companies.

➢ Get extremely accurate peer group analysis and relative valuation comparisons based upon our proprietary taxonomy.



Investor

Total Available Market: Number of Companies Globally





Domestic Companies

International Companies

Over **1,288,963** Domestic Companies
More than 10 Employees
-Census Bureau

Over **140,000,000** International Companies
More than 10 Employees
- Issuer Pixel Internal Estimates

25,327 Public Companies
- NYSE, NYSE American, NASDAQ, OTCQX, OTCQB, PINK SHEETS

630,000 Public Companies
- Investopedia

1,263,636 Private Companies
More than 10 Employees

139,370,000 Private Companies
More than 10 Employees

Initial Target Market: Multi-Billion Dollar Annual Global Opportunity

$4.8 Billion Market

$2.5 Billion
Available
Issuer Market

$1.4 Billion
Available
User Market

$900 Million
Corporate Video
Sharing Ad Market

Business Model



Companies
Freemium model
Users
Freemium model
Information Sharing Revenue
Revenue via issuers generating investor and sales leads
Advertising Revenue
Revenue via Ads on Platform
Promotional Services Revenue
Revenue via promoting issuer content

Patent Application Pending

Title of Invention

Hierarchically Indexed and Cross Indexed, Industry-Centric, Media Focused Relational Database

Patent pending technology leveraging the power of machine learning and AI. Patent strategy is Omnibus patent family with 6 patents planned. 1st Utility patent filed and pending. 5 more patents being prepared and will be strategically filed.

Receipt Date

2020

Competitive Map



Abundant Video and Audio Content
*Google Videos
YouTube
dailymotion
Panopto
brightcove
vimeo
vbrick
ISSUER PIXEL
Bloomberg
All Content
Company Specific Content
BARRON'S
yahoo! finance
MORNINGSTAR
THOMSON REUTERS
MarketWatch
S&P Global
PitchBook
CrunchBase
Scarce Video and Audio Content

*Separate Video Product from YouTube

Comparable Companies

Comparable Companies and Description		Valuation
brightcove	Online video platform for streaming, hosting, and organizing video content	$877 Million
vimeo	Video hosting, sharing, and services platform focused on high-definition video	$6 Billion
		Total Funding
vbrick	Live streaming and video content management solutions for the digital enterprise	$71 Million
Panopto	Recording, streaming, and video content management software used in E-learning environments	$60 Million







Founders



David Baker, CEO, Chief Product Architect and Founder

David co-founded Revere Data LLC (fka Sectorbase), which was eventually acquired by Factset Data Systems, Inc. David's 29-year career includes leading three hedge funds, proprietary trading, investment banking, and securities brokerage. He is responsible for the overall success of Issuer Pixel.



Vadim Tarasov, Chief Information Officer and Founder

Vadim has co-owned a software development company for 9 years, and has developed software for start-ups and Fortune 500 companies. Vadim is responsible for designing, leading, and managing technology and information systems across all internal operations.



Byron Kwok , Chief Technology Officer and Founder

Byron has co-owned a software development company for 9 years, and has developed software for start-ups and Fortune 500 companies. Byron is responsible for building the Issuer Pixel technology platform.



David Guzy, Chief Content & Research Officer, Interim Chief Financial Officer and Founder

David has Big Bank experience, and was Top Rated at Bank of America. David has operated a data and financial analytics consulting firm for 3 years. David is responsible for the design, construction, management of industry taxonomies, and content for the Issuer Pixel platform. He is also the interim CFO.

Advisors



Robert Pederson II, Founder & Former CEO, ZAGG Inc
Advisor and Investor

Mr. Pedersen was co-founder, CEO and Chairman of ZAGG, Inc (NASDAQ: ZAGG), growing the company from a startup to $265 Million of revenue in 8 years. Mr. Pedersen has been interviewed on national television shows including CNBC's Mad Money with Jim Cramer and Squawk Box. He has received many awards, including 2009 Earnst & Young's Entrepreneur of the Year and 2012 CEO of the Year presented by Utah Business Magazine.



David Collins, Managing Director , Catalyst IR
Advisor and Investor

Mr. Collins has 30+ years' experience as a private investor, entrepreneur and investor relations consultant. He has successfully guided and executed investor relations, corporate communications and social media programs for a diverse array of companies. Most notably, Mr. Collins represented Marvel Entertainment for ten years, from its emergence from bankruptcy through to its sale to Disney.

Current Organization Structure



David Baker
CEO & Founder

Vadim Tarasov
CIO, Founder

Byron Kwok
CTO, Founder

David Guzy
CR&CO, Interim CFO, Founder

VP of Marketing
(hiring)

Daniel Clenzi
Customer Success Manager

Programmer #1

Programmer #2

Programmer #3

Full Stack Developer #1

Full Stack Developer #2

Full Stack Developer #3

Research Analyst #1

Research Analyst #2

Research Analyst #3

Research Analyst #4

Research Analyst #5

Research Analyst #6

Use of Proceeds



Sales & Marketing
38%
Platform Design & Development
28%
Working Capital
3%
Legal
(Intellectual Property,
Corporate, Securities)
3%
Proprietary Content
28%

Timeline



- June 2020 — Software Development Begins
- October 2020 — Company Incorporated
- November 2020 — Provisional Patent Filed
- March 2021 — Utility Patent Filed
- April 2021 — Seed Round Financing
- April 2021 — Company Beta Launch
- June 2021 — Investor Front End Beta Launch
- September 2021 — Investor Front End Launch

Reasons To Invest in Issuer Pixel

➢ Management team has **successfully founded startups and has extensive experience** in financial services and Saas applications. CEO co-founded Revere Data LLC (fka Sectorbase), which was eventually acquired by Factset Data Systems.

➢ A total available **multi-billion dollar global revenue opportunity** – for both domestic and international presence.

➢ Issuer Pixel has **multiple revenue streams**: Issuer Subscription Fee, Investor Subscription Fee, Advertising Revenue, Information Sharing Revenue, and Promotional Services Revenue.

➢ Patent pending and patent strategy protects Issuer Pixel's **intellectual property**, discouraging competition and encouraging potential acquisition.

➢ **An alternative does not exist.** Issuer Pixel is the first global, scalable, **issuer and company-specific video and audio platform** connecting issuers to investors, partners, and suitors.

➢ **Video and audio content is growing rapidly.** Most consumers would rather watch a video than read text.

Platform Demo Available Upon Request
for Accredited and Institutional Investors

Watch Our Video Here

Investor Contact
David N. Baker, CEO
dnb@issuerpixel.com
(415) 297-4749

Disclaimer

This presentation includes statements concerning the Company's expectations, beliefs, plans, objectives, goals, strategies, assumptions of future events, future financial performance, or growth and other statements that are not historical facts. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, readers and the audience can identify these forward-looking statements through the use of words or phrases such as "estimate," "expect," "anticipate," "intend," "plan," "project," "believe," "forecast," "should," "could," and other similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual results or outcomes to differ materially from those included in the forward-looking statements. The Company's expectations, beliefs, and projections are expressed in good faith and are believed by the Company to have a reasonable basis, but there can be no assurance that management's expectations, beliefs, or projections will result or be achieved or accomplished. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update the information contained in any forward-looking statements to reflect developments or circumstances occurring after the statement is made or to reflect the occurrence of unanticipated events.

In addition to financial measures calculated in accordance with generally accepted accounting principles ("GAAP"), this presentation contains certain non-GAAP financial measures. The Company believes that such non-GAAP financial measures are useful because they provide an alternative method for assessing the Company's operating results in a manner that is focused on the performance of the Company's ongoing operations, for measuring the Company's cash flow and liquidity, and for comparing the Company's financial performance to other companies. The Company's management uses these non-GAAP financial measures for the same purpose, and for planning and forecasting purposes. The presentation of non-GAAP financial measures is not meant to be a substitute for financial measures prepared in accordance with GAAP.

This is not an offering of securities. Any such offer must be accompanied by an Offering document. Readers are urged to consider closely the disclosures in our Offering documents.